Exhibit 99.1

SMART Reports Second Quarter 2014 Financial Results

•	Revenue of $151.1 million
•	Gross margin of 42%
•	Adjusted EBITDA of $24.5 million
•	Adjusted Net Income of $7.6 million

CALGARY, Alberta – November 7, 2013 – SMART Technologies Inc. (Nasdaq: SMT) (TSX: SMA), a leading provider of collaboration solutions, today announced financial results for its second quarter ended September 30, 2013.

“Our second quarter performance was highlighted by continued profitability, cash flow generation and a significantly improved capital structure,” stated Neil Gaydon, President and CEO of SMART. “We are pleased with the progress we have made aligning the company’s structure, strategy and culture which is beginning to deliver results.”

Gaydon continued, “We are in the early stages of our turnaround, carefully managing our expenses and cash while focusing on improved delivery and investment in key growth areas. In Education, we introduced new products and have begun to execute on our long-term software strategy and in Enterprise, we launched our SMART Room System for Microsoft Lync. While the education market remains challenging, we remain a leader in interactive display technologies and are poised for growth in the enterprise space and therefore are pleased with our overall performance”.

GAAP Results
	Three months ended September 30,		Six months ended September 30,
($ millions)	2013	2012	2013	2012
Revenue	$151.1	$170.8	$307.0	$345.3
Net Income	$10.8	$13.6	$20.0	$15.1

Non-GAAP Results
	Three months ended September 30,		Six months ended September 30,
($ millions)	2013	2012	2013	2012
Adjusted EBITDA	$24.5	$26.7	$52.0	$51.8
Adjusted Net Income	$7.6	$13.0	$24.4	$25.6

Total revenue for the second quarter of fiscal 2014 was $151.1 million, a decrease of 12% compared to $170.8 million in the prior-year period. Revenue for the quarter decreased in North America by 16% and in EMEA by 19%, and revenue in Rest of World grew by 44% year over year. In terms of unit sales, 93,251 interactive displays were sold in the quarter, compared to 111,741 units sold in the prior-year period. Average selling price for the second quarter was $1,366, compared to $1,234 in the prior-year period.

Total revenue for the first half of fiscal 2014 was $307.0 million, a decrease of 11% over the prior year period. Revenue in the first half of the year decreased in North America by 19% and in EMEA by 18%. Revenue in Rest of World increased by 68% year over year, largely driven by strong sales of our components products. Average selling price for the first half of fiscal 2014 was $1,354, compared to $1,317 in the prior-year period.

Gross profit for the second quarter of fiscal 2014 was $64.2 million, compared to $76.6 million in the prior-year period. Gross margin for the second quarter was 42%, compared to 45% for the same period last year.

Cash operating expenses decreased by $13.3 million, or 25%, from $53.3 million in the second quarter of fiscal 2013 to $40.0 million in the second quarter of fiscal 2014. The cost savings primarily resulted from actions taken in conjunction with the restructuring that occurred in December of 2012.

Adjusted EBITDA for the second quarter of fiscal 2014 was $24.5 million, representing an Adjusted EBITDA margin of 16%, compared to $26.7 million or 15% in the prior-year period. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue after adding back the net impact of deferred revenue.

GAAP net income was $10.8 million for the second quarter of fiscal 2014, compared to $13.6 million in the prior-year period. GAAP diluted EPS was $0.09 based on 126.9 million weighted-average shares outstanding, compared to $0.11 based on 123.9 million weighted-average shares outstanding during the same period last year. GAAP net income during the quarter ended September 30, 2013, included a $3.4 million non-cash foreign exchange gain compared to an $8.3 million foreign exchange gain included in the same period last year.

Adjusted Net Income for the second quarter of fiscal 2014 was $7.6 million, compared to $13.0 million in the same period last year. Adjusted diluted EPS was $0.06 based on 126.9 million weighted-average shares outstanding, compared to $0.11 based on 123.9 million weighted-average shares outstanding for the second quarter of fiscal 2013.

As of September 30, 2013 SMART had cash and cash equivalents of $51.8 million and $118.1 million of debt outstanding.

Conference Call Information

SMART will host a conference call today, November 7, 2013, at 2:30 p.m. MT (4:30 p.m. ET) to discuss the company’s financial results. To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America) with conference ID # 89575511. A live webcast of the conference call and supplemental slides will be accessible from the investor relations page of SMART’s website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm. A replay of this conference call may also be accessed through November 17, 2013, by dialing 855.859.2056 (North America) or 404.537.3406 (outside North America). The replay pass code is 89575511.

About SMART

SMART Technologies Inc. is a leading provider of technology solutions that are redefining the way the world works and learns. SMART products enable inspired collaboration in schools and workplaces by turning group work into highly interactive, engaging and productive experiences. SMART delivers integrated solutions of hardware, software and services designed for superior performance and ease of use, and remains a world leader in interactive displays.

Forward-looking Statements

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements that include the words “expanding”, “expect”, “increasing”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek”, “ongoing”, “commit” and similar words or statements of a future or forward-looking nature identify forward-looking statements. In particular and without limitation, this press release contains forward-looking statements pertaining to progress in aligning the company’s structure, strategy and culture, SMART’s ability to deliver results based on such progress, our ability to sustain profitability and cash flow generation, the ability of SMART to manage its expenses and cash and to improve delivery and investment in key growth areas, SMART’s ability to execute its long-term software strategy, SMART being poised for growth in the enterprise space, and SMART’s ability to execute a turnaround.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risk Factors” in our Annual Report on Form 20-F for the year ended March 31, 2013.

The forward-looking statements speak only as of the date they are made. Except as may be required by applicable law, we do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

Non-GAAP measures

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment and other income. We define Adjusted Net Income as net income before stock-based compensation, costs of restructuring, foreign exchange gains or losses, net change in deferred revenue and amortization of intangible assets, all net of tax.

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our leveraged capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment, foreign exchange gains and losses, revenue deferral and amortization of intangible assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of incentive plan payments. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Operations and Selected Other Data

(millions of dollars, except for percentages, shares, per share amounts, units and average selling prices)

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Consolidated Statements of Operations
Revenue	$151.1	$170.8	$307.0	$345.3
Cost of sales	86.9	94.2	175.1	188.0

Gross margin	64.2	76.6	131.9	157.3
Operating expenses
Selling, marketing and administration	31.3	42.3	62.8	90.4
Research and development	9.9	12.0	21.1	25.2
Depreciation and amortization	6.5	7.9	13.3	15.5
Restructuring costs	0.0	3.1	(0.7)	3.2

Operating income	16.5	11.3	35.4	23.0
Non-operating expenses
Other loss (income), net	0.0	0.3	(0.1)	0.2
Interest expense	7.1	3.4	10.6	6.6
Foreign exchange (gain) loss	(3.4)	(8.3)	2.9	(2.0)

Income before income taxes	12.8	15.9	22.0	18.2
Income tax expense	2.0	2.3	2.0	3.1

Net income	$10.8	$13.6	$20.0	$15.1

Earnings per share
Basic	$0.09	$0.11	$0.17	$0.12
Diluted	$0.09	$0.11	$0.16	$0.12
Weighted-average number of shares outstanding
Basic	121,063,535	120,984,474	120,871,669	121,176,797
Diluted	126,867,011	123,857,584	126,570,912	124,049,907
Period end number of shares outstanding	121,067,578	120,950,351	121,067,578	120,950,351
Selected Data
Revenue by geographic location
North America	$83.3	$99.2	$179.1	$221.1
Europe, Middle East and Africa	45.9	56.4	77.7	94.3
Rest of World	21.9	15.2	50.2	29.9

	$151.1	$170.8	$307.0	$345.3

Revenue change(1)	(11.5)%	(18.8)%	(11.1)%	(16.3)%
As a percent of revenue
Gross margin	42.5%	44.8%	43.0%	45.6%
Selling, marketing and administration	20.7%	24.8%	20.5%	26.2%
Research and development	6.6%	7.0%	6.9%	7.3%

Adjusted EBITDA(2)	$24.5	$26.7	$52.0	$51.8
Adjusted EBITDA as a percent of revenue(2) (3)	16.3%	15.4%	17.0%	14.8%

Adjusted Net Income(4)	$7.6	$13.0	$24.4	$25.6

Adjusted Net Income per share(4)(5)
Basic	$0.06	$0.11	$0.20	$0.21
Diluted	$0.06	$0.11	$0.19	$0.21

Total number of interactive displays sold(6)	93,251	111,741	181,807	206,552
Average selling price of interactive displays sold(7)	$1,366	$1,234	$1,354	$1,317

Total assets	$396.1	$541.5	$396.1	$541.5
Total long-term liabilities	$225.9	$395.8	$225.9	$395.8

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

(1)	Revenue change is calculated as a percentage by comparing the change in revenue in the period to revenue during the same period in the immediately preceding fiscal year.
(2)	Adjusted EBITDA is a non-GAAP measure that is described and reconciled to net income in a subsequent section and is not a substitute for the GAAP equivalent.
(3)	Adjusted EBITDA as a percent of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.
(4)	Adjusted Net Income is a non-GAAP measure that is described and reconciled to net income in a subsequent section and is not a substitute for the GAAP equivalent.
(5)	Adjusted Net Income per share is calculated by dividing Adjusted Net Income by the average number of basic and diluted shares outstanding during the period.
(6)

Interactive displays include SMART Board® interactive whiteboard systems and associated projectors, SMART Board® interactive flat panels, SMART Room SystemsTM, LightRaiseTM interactive projectors, appliance-based interactive displays, SMART Board® interactive overlays, SMART PodiumTM interactive pen displays and SMART Table ® interactive learning centers.

(7)	Average selling price of interactive displays is calculated by dividing the total revenue from the sale of interactive displays by the total number of units sold.

SMART Technologies Inc.

Unaudited Consolidated Condensed Balance Sheets

(millions of U.S. dollars)

	September 30, 2013	March 31, 2013
ASSETS
Current assets
Cash and cash equivalents	$51.8	$141.4
Trade receivables	103.5	65.1
Other current assets	12.4	11.0
Income taxes recoverable	6.5	25.7
Inventory	72.3	65.8
Deferred income taxes	27.2	16.0

	273.7	325.0
Property and equipment	86.7	100.1
Goodwill and intangible assets	18.1	23.0
Deferred income taxes	12.1	22.3
Deferred financing fees	4.6	2.8
Other long-term assets	0.8	—

	$396.1	$473.2

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued liabilities	$117.1	$112.7
Deferred revenue	79.7	35.4
Current portion of capital lease obligation	1.2	—
Current portion of long-term debt	9.4	3.1

	207.4	151.2
Long-term debt	108.8	285.2
Capital lease obligation	68.2	—
Other long-term liabilities	3.1	4.5
Deferred revenue	40.9	87.1
Deferred income taxes	4.9	6.2

	433.3	534.2
Shareholder’s deficit
Share capital	693.4	692.2
Accumulated other comprehensive loss	(6.8)	(8.7)
Additional paid-in capital	42.0	41.3
Deficit	(765.8)	(785.8)

	(37.2)	(61.0)

	$396.1	$473.2

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Cash Flows

(millions of U.S. dollars)

	Six months ended September 30,
	2013	2012
Cash provided by (used in)

Operations
Net income	$20.0	$15.1
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	16.4	17.5
Non-cash interest expense on long-term debt	2.9	1.7
Non-cash restructuring costs in other long-term liabilities	(1.1)	0.0
Stock-based compensation	1.6	2.8
Loss (gain) on foreign exchange	2.7	(2.3)
Deferred income tax recovery	(2.8)	(1.9)
Impairment of property and equipment	0.0	—
Loss on disposal of property and equipment	0.1	0.4
Change in non-cash working capital	(22.7)	6.9

Cash provided by operating activities	17.1	40.1

Investing
Capital expenditures	(6.1)	(9.3)
Intangible assets	—	(0.1)
Proceeds from sale-leaseback, net	76.2	—

Cash provided by (used in) investing activities	70.1	(9.4)

Financing
Repurchase of common shares	—	(0.7)
Proceeds from issuance of debt	128.0	—
Repayment of debt	(298.2)	(1.5)
Financing fees (paid)	(4.8)	—
Repayment of capital lease obligation	(0.8)	—
Participant equity loan plan, net	0.2	0.1
Common shares issued	0.0	—

Cash used in financing activities	(175.6)	(2.1)
Effect of exchange rate changes on cash and cash equivalents	(1.2)	(0.2)

Net (decrease) increase in cash and cash equivalents	(89.6)	28.4
Cash and cash equivalents, beginning of period	141.4	95.5

Cash and cash equivalents, end of period	$51.8	$123.9

SMART Technologies Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(millions of U.S. dollars)

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Adjusted EBITDA
Net income	$10.8	$13.6	$20.0	$15.1
Income tax expense	2.0	2.3	2.0	3.1
Depreciation in cost of sales	1.6	1.0	3.1	2.0
Depreciation and amortization	6.5	7.9	13.3	15.5
Interest expense	7.1	3.4	10.6	6.6
Foreign exchange (gain) loss	(3.4)	(8.3)	2.9	(2.0)
Change in deferred revenue(1)	(0.7)	2.2	(0.7)	5.1
Stock-based compensation	0.6	1.0	1.6	2.8
Costs of restructuring(2)	0.0	3.3	(0.7)	3.4
Other loss (income), net	0.0	0.3	(0.1)	0.2

Adjusted EBITDA	$24.5	$26.7	$52.0	$51.8

(1)	Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period. We deferred revenue of $9.6 million and $11.6 million in the three months ended September 30, 2013 and 2012, respectively, and we deferred revenue of $19.1 million and $23.5 million in the six months ended September 30, 2013 and 2012, respectively.
(2)	Includes costs of $3.1 million and $3.2 million recorded in restructuring costs in the Company’s consolidated statements of operations for the three and six months ended September 30, 2012 and $0.2 million in inventory write-offs recorded in cost of sales for both the three and six months ended September 30, 2012.

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Adjusted Net Income
Net income	$10.8	$13.6	$20.0	$15.1
Adjustments to net income
Amortization of intangible assets	2.4	2.4	4.8	4.8
Foreign exchange (gain) loss	(3.4)	(8.3)	2.9	(2.0)
Change in deferred revenue(1)	(0.7)	2.2	(0.7)	5.1
Stock-based compensation	0.6	1.0	1.6	2.8
Costs of restructuring(2)	0.0	3.3	(0.7)	3.4

	(1.1)	0.6	7.9	14.1
Tax impact on adjustments(3)	2.1	1.2	3.5	3.6

Adjustments to net income, net of tax	(3.2)	(0.6)	4.4	10.5

Adjusted Net Income	$7.6	$13.0	$24.4	$25.6

Adjusted Net Income per share
Earnings per share – basic	$0.09	$0.11	$0.17	$0.12
Adjustments to net income, net of tax, per share	(0.03)	(0.00)	0.03	0.09

Adjusted Net Income per share – basic	0.06	0.11	0.20	0.21

Earnings per share – diluted	0.09	0.11	0.16	0.12
Adjustments to net income, net of tax, per share	(0.03)	(0.00)	0.03	0.09

Adjusted Net Income per share – diluted	$0.06	$0.11	$0.19	$0.21

(1)	Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.
(2)	Includes costs of $3.1 million and $3.2 million recorded in restructuring costs in the Company’s consolidated statements of operations for the three and six months ended September 30, 2012 and $0.2 million in inventory write-offs recorded in cost of sales for both the three and six months ended September 30, 2012.
(3)	Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange (gain) loss is the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars. Our new credit facility refinancing that closed on July 31, 2013 was incurred at a rate of 1.03. Prior to July 31, 2013, our U.S. dollar-denominated debt was originally incurred at a rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

For more information, please contact:

Media contact

Marina Geronazzo

Manager, Public Relations

SMART Technologies Inc.

Phone 1.403.407.5088

E-mail MarinaGeronazzo@smarttech.com

Investor contact

Investor Relations

SMART Technologies Inc.

Phone 1.877.320.2241

E-mail ir@smarttech.com

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